SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Joint Stock Financial Corporation Sistema

10 Leontievsky Per.

Moscow 103009, Russian Federation

Attention: Evgeni G. Novitsky
Facimile: +7-095- 232-3391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anna Goldin, Esq.
Latham & Watkins
Ulitsa Gasheka, 7
Ducat II, Suite 900
Moscow 123056, Russian Federation
Facsimile:  +7-095-785-1235

April 16, 2003

(Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

(Continued on following pages)

Page 1 of 4 Pages
Exhibit Index is on Page 4

                This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003 (the “Schedule 13D”) by Joint Stock Financial Corporation Sistema (“Sistema”), Invest-Svyaz-Holding and Vladimir P. Evtushenkov with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended in pertinent part as follows:

On April 16, 2003, Sistema notified T-Mobile that it is exercising the Option to purchase 199,223,614 Shares in accordance with the Call Option Agreement.  The purchase price for the Option will be $366,698,597.30, as calculated pursuant to Section 3 of the Call Option Agreement.  The source of funds for the Option will be the net proceeds of the note offering by Sistema's subsidiary, Sistema Finance S.A., and Sistema’s working capital.

Item 4.  Purpose of Transaction.

Item 4 is amended in pertinent part as follows:

The purpose of exercising the Option is to increase Sistema’s holding in the Issuer. Upon the closing of Sistema’s exercise of the Option, the transactions contemplated by the Unwind Agreement shall no longer occur.

Subject to the conditions mentioned in this Amendment and the Schedule 13D, the Reporting Persons may acquire additional Shares and/or sell or hold Shares currently held (or acquired pursuant to the Option).  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2003

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Evgeni G. Novitsky
Name:	Evgeni G. Novitsky
Its:	President

INVEST-SVYAZ-HOLDING

By:	/s/ Victor N. Ilyn
Name:	Victor N. Ilyn
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A                Joint Filing Agreement*

*                                         Previously filed as an Exhibit to the Schedule 13D filed on March 24, 2003 and incorporated herein by reference.